Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Periods Ended		Years Ended
	January 15, 2012 to March 31, 2012	April 3, 2011 to January 14, 2012	April 2, 2011	March 27, 2010	March 28, 2009	March 29, 2008
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	(Amounts in thousands, except ratios)
(Loss) income before provision for income taxes and income attributed to noncontrolling interest	$(3,190)	$83,447	$118,224	$93,551	$13,907	$288
Add fixed charges:
Interest expense (a)	16,223	381	77	174	937	953
Estimate of interest within rental expense	1,320	4,472	5,759	6,150	6,171	5,498
Income before income taxes, noncontrolling interest and fixed charges	$14,353	$88,300	$124,060	$99,875	$21,015	$6,739

Fixed charges:
Interest expense	16,223	381	77	174	937	953
Estimate of interest within rental expense	1,320	4,472	5,759	6,150	6,171	5,498

Total fixed charges	$17,543	$4,853	$5,836	$6,324	$7,108	$6,451

Ratio of earnings to fixed charges	0.8x	18.2x	21.3x	15.8x	3.0x	1.0x

(a)         Interest expense consists of interest expenses on all indebtedness plus amortization of debt discount and deferred financing fees.